UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X Form C: Offering Statement

☐ Form C-U: Progress Update: _____

☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer: Pathstones Capital, LLC

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Wyoming

Date of organization: May 19, 2025

Physical address of Issuer: 30 N Gould St Ste R Sheridan, WY 82801

Website of Issuer: https://pathstonescapital.com/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management LLC

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 100,000

Price: $1.00

Target offering amount: $100,000

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $2,000,000.00

Deadline to reach the target offering amount: October 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Pathstones Capital, LLC



Signed by:

By Stacy Olinger

1A99F42356BA405...

Stacy Olinger

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signed by:

(Sign) Stacy Olinger

1A99F42356BA405...

Stacy Olinger

CEO

(Date) 7/8/2025

	Most recent fiscal year-end (2024)	Most recent fiscal year-end (2023)
Total Assets	-	-
Cash & Cash Equivalents	-	-
Accounts Receivable	-	-
Total Liabilities	-	-
Revenues/Sales	-	-
Cost of Goods Sold	-	-
Taxes Paid	-	-
Net Income	-	-

Current number of employees

1

July 9, 2025

FORM C

Pathstones Capital, LLC

(a Wyoming Limited Liability Company)

Up to $2,000,000

Promissory Notes

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Pathstones Capital, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Wyoming
Date Company Was Formed (from the Company's Certificate of Organization)	May 19, 2025
Kind of Entity (Check One)	Limited Liability Company
Street Address	30 N GOULD ST STE R SHERIDAN, WY 82801
Website Address	https://pathstonescapital.com/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Stacy Olinger
All positions with the Company and How Long for Each Position	CEO since 2022
Business Experience During Last Three Years (Brief Description)	Managed a remote team of 8 independent contractors to acquire and dispo raw land
Principal Occupation During Last Three Years	Running American Dirt Properties, Raw Land Sales
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Percentage Ownership
Stacy Olinger	100%

§227.201(d) – The Company's Business and Business Plan

About the Company, Project and Market

At Pathstones Capital, we believe land ownership should be simple, affordable, and within reach for everyone—not just the wealthy or well-connected. Through our unique owner-financing model, we help everyday people become landowners without the need for bank loans, credit checks, or large cash reserves. Our buyers include homesteaders, first-time landowners, off-grid enthusiasts, and those simply looking for a quiet retreat in nature. In doing so, we create not only meaningful opportunities for these individuals and families—but also consistent, passive income for our investors.

As a retail investor with Pathstones Capital, you're investing in a growing portfolio of raw, undeveloped land across high-demand rural markets in the U.S. Our experienced acquisitions and due diligence teams specialize in sourcing undervalued land—often purchasing at just 25 cents on the dollar. These properties are located in scenic areas with few zoning restrictions or HOA limitations, giving our end buyers the freedom to use the land as they wish. We focus on areas rich with natural beauty—think rolling hills, wooded lots, mountain views, and proximity to lakes or rivers.

Once acquired, these properties are resold quickly—typically within 21 to 90 days—either for cash or, more commonly, on owner-financed terms that create predictable monthly payments. For example, we might buy a 5-acre parcel for $5,000 and sell it for $18,000 in cash, generating a strong return. Alternatively, we may offer it for $1,500 down and $300/month over 55 months, generating over $17,000 in recurring revenue. These financing terms are appealing to buyers who want flexibility—and they generate long-term, passive income that's pooled and distributed to investors on a quarterly basis.

We currently operate in markets with strong demand and favorable regulatory conditions, including Arizona, Texas, Missouri, Arkansas, North Carolina, South Carolina, and Florida. Tennessee is our next target for expansion. These are areas where people are actively seeking rural land for a simpler, freer lifestyle—and where land values continue to appreciate.

Investing with Pathstones Capital allows you to earn recurring income backed by real assets, without the complexities of property management or development. It's a hands-off way to participate in the growing land economy, diversify your portfolio, and invest in something tangible. Whether you're looking for stable quarterly income or long-term growth potential, we invite you to join us in making land ownership—and investing—more accessible to all.

About the Team

Stacy Olinger

CEO & Land Investment Specialist

Stacy is a seasoned real estate investor and founder of Pathstones Capital, a firm dedicated to helping investors preserve and grow wealth through strategic land investments—without the hassles of tenants, toilets, or termites. Through a proven owner-financing model, Stacy and her team offer investors the opportunity to generate passive income backed by real, appreciating assets.

Specializing in raw, undeveloped land with minimal zoning restrictions, no HOAs, and maximum flexibility, Stacy focuses on acquiring properties that give end buyers the freedom to place RVs, tiny homes, or sheds—ideal for off-grid living, recreation, or long-term homesteading. Her team targets undervalued land in high-demand rural markets, acquiring properties at a fraction of market value and turning them into income-generating assets.

Currently, Pathstones Capital operates in Arizona, Texas, Missouri, Arkansas, North Carolina, South Carolina, and Florida, with Tennessee as the next market for expansion. Stacy's vision is rooted in financial accessibility, investor empowerment, and the timeless value of land as a hedge against inflation and a vehicle for long-term, passive wealth creation.

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $2,000,000.

We will not complete the Reg CF Offering unless we have raised a total of at least $100,000 (minimum goal) by October 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $1,000. Investors can cancel their commitment up until 11:59 pm on October 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital, a licensed funding portal.

About the Finances

Capital raised from investors will be strategically deployed to acquire raw, undeveloped land in desirable and fast-growing counties across the United States. These properties are selected based on specific criteria, including low acquisition costs, minimal zoning restrictions, and strong market demand—maximizing both resale potential and long-term value.

Our team operates under a lean and performance-based model. All team members are engaged as 1099 independent contractors, with the acquisitions and sales teams compensated primarily based on results. This structure ensures alignment with the company's performance and investor returns.

As a company, we maintain a disciplined financial approach, operating with an approximate 30% expense ratio. This includes necessary business expenditures such as software and technology subscriptions, property taxes, HOA/POA dues, legal and compliance fees related to our Regulation Crowdfunding (Reg CF) offering, as well as accounting, insurance, team compensation, phone, internet, and marketing platforms.

To maintain flexibility and move quickly in competitive markets, we may also utilize alternative financing tools when appropriate. These can include credit card stacking, self-directed retirement accounts (e.g., SDIRAs), cash value from whole life insurance policies, and private lenders. These strategies enable us to stay nimble, close deals faster, and take advantage of time-sensitive opportunities—ultimately strengthening the return potential for our investor community.

Investor Return

The Company will issue promissory notes (**Exhibit E - Form of Note**) for all investments, promising to pay each investor based on a one-year amortization schedule.

Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at an annual rate of twenty percent (20%). During the 60-month holding period, interest will accrue and be added to the principal balance. Payments, consisting of both principal and accrued interest, will be paid quarterly no later than December 31, 2026, based on the agreed amortization schedule.

This structure allows investors to earn interest on their investment while the Company effectively utilizes the funds during the holding period.

To incentivize larger investment commitments, we have structured a tiered return model, commonly referred to as a waterfall. This performance-based structure offers investors higher targeted Internal Rates of Return (IRR) based on the amount of capital they contribute. Investors who commit $35,000 or more are eligible for a targeted IRR of 20%. For those investing $100,000 or more, the targeted IRR increases to 30%. Investors who contribute $200,000 or more may receive a targeted IRR of up to 50%. This waterfall structure is designed to align the interests of the company and its investors while rewarding those who make larger financial commitments to the offering. These returns are not guaranteed and are subject to the performance of the investment and overall business operations.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Regulation Crowdfunding offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 1 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $100,000

Offering Deadline   October 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	_____ X __Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$2,000,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $100,000 and a maximum of $2,000,000. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Land Acquisition	100%	$100,000	75%	$1,500,000
Property Taxes			2%	$30,000
Insurance			1%	$15,000
Legal & Professional			3%	$60,000
Accounting/Bookkeeping			1%	$20,000

Payroll/Staffing			6%	$120,000
Marketing			5%	$100,000
Operating Costs (Software, Phone, etc.)			2%	$30,000
Contingency Reserve			4%	$75,000
Other Soft Costs			3%	$50,000
Total	**100.00%**	**$100,000**	**100.00%**	**$2,000,000**

The use of funds will be strategically allocated to ensure the successful execution and management of the project. Approximately $1.5 million will go toward the acquisition of raw land, including closing costs. Additional expenses include $30,000 for property taxes and $15,000 for liability and hazard insurance. Legal and professional services, including due diligence, title work, permitting, and compliance, are budgeted at $60,000. Accounting and bookkeeping services will require $20,000, while payroll and staffing—covering project management, administrative support, and consultants—will account for $120,000. Marketing efforts aimed at investor relations and project promotion are allocated $100,000. Operating costs, including software, phone, internet, and office supplies, are expected to total $30,000. A contingency reserve of $75,000 is set aside to cover any unexpected expenses, and an additional $50,000 will cover other soft costs such as organizational fees, loan origination, and environmental studies.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;
- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

(2) The intermediary will notify investors when the target offering amount has been met;

(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 1000 notes at $1 per note you will pay $1000 (minimum investment amount).

We arrived at the price of Notes as follows:

• We estimated how much money we need to complete the project.

• We estimated how much free cash flow the project would generate in order to pay both principal and interest on the Notes.

• Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Promissory Notes priced at $1.00 per note. The intended quantity of securities available for offering is 100,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default, you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:
- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.
- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.
- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 20% annually, over a 60-month term. Payments will be made to investors periodically, with each payment consisting of principal and interest, calculated on a 60-month term. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property.

See Exhibit F: Note Indenture and **Exhibit E: Form of Note** for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Stacy Olinger owns 100% of the Company. Pursuant to the terms outlined in the Operating Agreement, the Company is solely managed by Stacy Olinger, who holds full managerial and voting authority on behalf of the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $1,000 Note is being valued at $1,000. Thus, if you want to buy 1000 notes at $1 per note you will pay $1000 (minimum investment amount). The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transactions between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Wyoming Limited Liability Company Act on May 19, 2025. As an early-stage company, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering towards acquiring and resell raw, undeveloped land in strategically selected counties across the United States. Our primary objective is to identify undervalued properties—typically purchased at approximately 25 cents on the dollar—and resell them for a profit, either through immediate cash sales or seller-financed terms that generate long-term, passive income. The markets we focus on include Arizona, Texas, Missouri, Arkansas, North Carolina, South Carolina, and Florida, with Tennessee identified as the next key market for expansion.

The majority of the funds will be allocated toward land acquisitions. These properties are specifically chosen for their desirable characteristics, such as minimal zoning restrictions, no HOA or POA limitations, and appeal to our core customer base of homesteaders, off-grid enthusiasts, and recreational land users. By targeting these property types, we increase both the resale value and the speed at which properties can be sold.

A portion of the capital will also support our sales and marketing efforts. These funds will be used to advertise properties across various platforms, ensuring high visibility and fast turnaround—typically between 21 and 90 days. Our owner-financing model further enhances demand and allows us to create reliable, recurring monthly payments that are ultimately distributed to investors on a quarterly basis.

Operationally, Pathstones Capital maintains a lean, performance-driven structure. All team members are 1099 independent contractors, with our acquisitions and sales teams compensated based on performance. We operate with a 30% expense ratio, which covers essential business costs such as software subscriptions, property taxes, HOA/POA dues, legal and compliance fees related to the Reg CF offering, accounting and bookkeeping services, insurance, marketing platforms, internet, phone services, and general administrative expenses.

To remain nimble in a competitive market, we may also leverage a variety of alternative funding tools when appropriate. These may include credit card stacking, self-directed retirement accounts

(SDIRAs), cash value from whole life insurance policies, and private lending. These mechanisms enable us to act quickly on acquisition opportunities while preserving the capital raised from investors for high-yield transactions.

Through this strategic and disciplined approach, Pathstones Capital seeks to generate consistent, asset-backed income and long-term growth for our retail investors, while expanding access to land ownership for everyday Americans.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Other than the debt we hope to raise through this Offering, we have not purchased any assets or entered into any agreements to do so. We expect to start the acquisition phase as soon as we raise the capital from investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit I: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $100,000. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://pathstonescapital.com/ no later than 120 days after the end of each fiscal year, which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There are no additional material disclosures or important information beyond what has been provided to prospective investors.

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A   Financial Statements

I, Stacy Olinger, acting in my capacity as CEO, certify that:

1. The financial statements of Pathstones Capital, LLC, included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Pathstones Capital, LLC

Signed by:

By ___Stacy Olinger_____

1A99F42356BA405...

Stacy Olinger

CEO

PATHSTONES CAPITAL, LLC
BALANCE SHEET
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
ASSETS	
NON-CURRENT ASSETS	$ -
CURRENT ASSETS	$ -
Receivable from Members	$ -
TOTAL ASSETS	$ -
MEMBER'S EQUITY AND LIABILITIES	
Member's Equity	$ -
LIABILITIES	
NON-CURRENT LIABILITIES	$ -
CURRENT LIABILITIES	$ -
Loan from Members	$ -
TOTAL LIABILITIES	$ -
TOTAL EQUITY AND LIABILITIES	$ -

PATHSTONES CAPITAL, LLC
STATEMENT OF OPERATIONS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT

Revenue	$	-
Operating Expenses	$	-
Profit / (Loss) before tax	$	-

PATHSTONES CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
Balance as at 31 December 2024	
Add: Contribution Made during the period	$ -
Add: Profit / (Loss)	$ -
	$ -
Less: Distributions during the period	$ -
Balance as at 31 December 2024	$ -

PATHSTONES CAPITAL, LLC
STATEMENT OF CASH FLOWS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
CASH FLOWS FROM OPERATING ACTIVITES	
Profit / (Loss) before tax	$ -
Adjustment for non cash expenses	$ -
Net cash from / (used in) operating activities	$ -
CASH FLOWS FROM INVESTING ACTIVITES	
Set up cost	$ -
Net cash from / (used in) investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITES	
Contribution's from Members	$ -
Loan from Members	$ -
Net cash from / (used in) financing activities	$ -
Net Increase in cash and cash equivalents	$ -
Cash and cash equivalents at the beginning of the period	$ -
Cash and cash equivalents at the end of the period	$ -

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Stacy Olinger will manage all aspects of the Company and its business. Furthermore, if Stacy Olinger or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a Limited Liability Company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a Limited Liability Company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   Operating Agreement

OPERATING AGREEMENT

OF

Pathstones Capital, LLC

A Wyoming Limited Liability Company

This operating agreement of Pathstones Capital, LLC, a member managed limited liability company (the "Company"), formed under and organized pursuant to the Wyoming Limited Liability Company Act (hereinafter referred to as the "Act"), is entered effective as of 05/19/2025 (the "Effective Date"), by and between the Company, and its Member(s).

I. FORMATION

1.1. Organization. The Member(s) has/have organized the Company as a Wyoming Limited Liability Company pursuant to the provisions of the Act, Wyoming Code Annotated.

1.2. Company Operating Agreement, Effect of Inconsistencies with Act. In consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Member(s) and the Company hereby agree to the terms and conditions of this operating agreement ("Agreement"), as it may be amended from time to time in accordance with its terms. It is the express intention of the parties that this Agreement shall govern, even when it is inconsistent with, or different from, the provisions of the Act or any other applicable law or regulation. If any provision of this Agreement is prohibited or ineffective under the Act, this Agreement shall be considered amended to the minimum extent necessary to ensure compliance with the Act while preserving its intended effect In the event the Act is subsequently amended or interpreted in a manner that validates any provision of the Agreement that was formerly considered invalid,, such provision shall be deemed valid from the effective date of such interpretation or amendment. The Member(s) may rely on the provisions of this Agreement, and shall not be held liable to the Company for any act, decision, or refusal to act made in good faith reliance on its terms. The Member(s) and the Company agree that the duties and obligations of the Member(s) shall be governed by this Agreement, regardless of any provision in the Act or other applicable laws.

1.3. Name. The name of the Company is Pathstones Capital, LLC, and all business of the Company shall be conducted under that name or under any other fictitious name reserved by the Company, but in any case, only to the extent permitted by applicable law.

1.4. Term. The term of the Company shall be perpetual until it is dissolved, and its affairs wound up in accordance with the Act or this Operating Agreement.

1.5. Resident Agent and Registered Office. The address that the Secretary of State in Wyoming shall forward a copy to of any process against the Company and served upon the Secretary of State in Wyoming shall be the address designated in the Articles of Organization. This address, which need not be a place of business of the Company, may be changed by the Member(s) from time to time in accordance with the Wyoming Limited Liability Act and Applicable Law.

The registered agent for service of process on the Company in the State of Wyoming shall be the registered agent named in the Articles of Organization. The Member(s) may change the registered agent from time to time as provided by the Wyoming Limited Liability Act and Applicable Law.

1.6. <u>Principal Office</u>. The Principal Office of the Company shall be 30 N. Gould Street Suite R, Sheridan, WY 82801. The Member(s) may, from time to time, change the principal office and make any necessary or appropriate filings with the Secretary of State to reflect such a change.

II. DEFINITIONS

<u>For</u> purposes of this Operating Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

1. "<u>Act</u>" means the Limited Liability Company Act, and all amendments to the Act.

2. "<u>Agreement</u>" refers to this operating agreement in its entirety.

3. "<u>Additional Member(s)</u>" means a Member(s) who has acquired a Member(s) Interest in the Company.

4. "<u>Admission</u>" or "<u>Admit</u>" means the act of becoming a Member(s) and obtaining the rights appurtenant to a Member(s) Interest.

5. "Applicable Law" means any and all applicable laws, statutes, regulations, ordinances, rules, codes, orders, and governmental requirements of any jurisdiction that govern or relate to the operation, management, and governance of the Company, including but not limited to corporate laws, LLC laws, tax laws, and securities laws, as amended from time to time.

6. "<u>Articles</u>" means the Articles of Organization of the Company as properly adopted and amended from time to time by the Member(s) and filed with the Secretary of State.

7. "<u>Capital Contribution</u>" means any contribution of cash or property, or contribution of services made by or on behalf of a Member(s) as consideration for a Member(s) Interest.

8. "<u>Company</u>" means a limited liability company, formed under the Applicable Laws of the state, and any successor limited liability company.

9. "<u>Company Property</u>" means any Property owned by the Company.

10. "<u>Operating Agreement</u>" means this agreement including all amendments adopted in accordance with this Operating Agreement and the Act.

11. "<u>Distribution</u>" means a transfer of Company Property to a Member(s) because of the Member(s)'s Interest regardless of whether the transfer occurs on the liquidation of the Company, in exchange for the Member(s)'s Interest, or otherwise.

12. "Disposition" or "Dispose" means any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation, or other transfer, absolute or as a security or encumbrance (including dispositions by operation of law).

13. "Member(s)" means any individual or individuals duly appointed or elected to hold membership in the company under this Operating Agreement. It includes the initial Member(s) executing this Operating Agreement, any transferee of a Member(s), and any Additional Member(s) subsequently appointed or elected. References to the Member(s) in singular form shall include the plural, and references to him, her, it, itself, or similar pronouns shall be construed as applicable to both genders and all members of a group of Members where context requires. In the event there are multiple Members, unless expressly stated otherwise in this Operating Agreement, any action to be taken by the Member(s) shall require unanimous consent of all Members.

14. "Member(s)'s Interest" means a Member(s)'s entire interest in the Company including such Member(s)'s rights in the Company's profits, losses and Distributions pursuant to this Operating Agreement and the Act and such other rights and privileges, including the right to vote and participate in the management of the Company, that the Member(s) may enjoy by being a Member(s).

15. "Person" means an individual, trust, estate, or any incorporated or unincorporated organization permitted to be a Member(s) of a limited liability company under the laws of your state.

16. "Proceeding" means any judicial or administrative trial, hearing or other activity, civil, criminal, or investigative, the result of which may be that a court, arbitrator, or governmental agency may enter a judgment, order, decree, or other determination which, if not appealed and reversed, would be binding upon the Company, a Member(s) or other Person subject to the jurisdiction of such court, arbitrator, or governmental agency.

17. "Property" means any property, whether real, personal, tangible, or intangible (including goodwill), including cash and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

18. "Taxing Jurisdiction" means the federal government and any state, local, or foreign government that collects tax, interest, or penalties, however designated, on the Company and/or its operations, or any Member(s)'s share of the income or gain attributable to the Company.

III. NATURE OF BUSINESS

3.1   The purpose of the Company is:

Real Estate

IV. ACCOUNTING AND RECORDS

4.1 <u>Records</u>. The Member(s) shall maintain the following records at the principal office of the Company:

      i.   The full name and business address of each Member(s);

      ii.   A copy of the filed Articles and all amendments thereto, along with executed copies of any powers of attorney used to execute theArticles; and a copy of this Operating Agreement, including all amendments thereto; and

      iii.   Accurate and complete books of accounts and documentation of the Company's transactions, kept and available for inspection by any Member(s) at the Company's principal place of business. Additionally, all books of accounts and financial records shall be maintained in a computer database accessible to any Member(s) at any time.

4.2 <u>Annual Report</u>. As soon as practicable after the close of each fiscal year, the Company shall provide each Member(s) an annual report showing a full and complete account of the financial condition of the Company. This report shall contain a copy of the Company's federal income tax return for that fiscal year, a profit and loss statement, a summary of the profits or losses attributable to each Member(s, and any additional financial information required by a Member(s) for the preparation of their individual tax returns.

4.3 <u>Designated Bank</u>. The funds of the Company shall be deposited in a bank account selected at the discretion of the Member(s) of the Company. Upon unanimous consent of the Member(s), the banking institution used by the Company may be changed. All Company funds shall be held in the name of the Company only and shall not be commingled with the funds of any Member(s).

4.4 <u>Fiscal Year</u>. The Company's fiscal year will end on December 31st of each year.

V. NAME AND OWNERSHIP OF THE INITIAL MEMBER(s)

5.1   <u>The Names and ownership percentage of the initial Member(s) is/are:</u>

Name: THE MSDO TRUST
Percentage of Ownership: 100%

VI. MANAGEMENT

6.1   <u>Authority to Bind the Company</u>.   Only the Member(s) has/have the authority to bind the Company. Upon a unanimous vote, the Member(s) has/have the power, on behalf of the Company, to take all necessary or convenient actions to carry out the business and affairs of the Company, including, but not limited to :

i. The location or relocation of any place of business of the Company;

ii. Executing all instruments and documents on behalf of the Company, including checks,drafts, notes mortgages, deeds of trust, security agreements, financial statements, and documents for property acquisition, mortgage, investment, or disposition, including intellectual property licenses.

iii. The determination of the amount and timing of, and the making of Distributions;

iv. Acquiring property from any Person as determined by the Member(s). The affiliation or connection of a Member(s) with such Person, directly or indirectly, does not prohibit dealings, subject to other provisions of this Operating Agreement.

v. The borrowing of money for the Company from banks or other lending institutions;

vi. The purchase of liability and other insurance to protect the Company's property and business;

vii. The investment of any Company funds (by way of example but not of limitation) in time deposits, short-term governmental obligations, commercial paper, or other investments;

viii. The confession of a judgment against the Company;

ix. The making of any single or series of related capital expenditures;

x. The employment of accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

xi. The institution, prosecution, and defense of any Proceeding in the Company's name;

xii. The purchase, receipt, lease or other acquisition, ownership, holding, improvement, use and other dealing with, Property, wherever located;

xiii. The sale, conveyance, mortgage, pledge, lease, exchange, and other disposition of Company Property;

xiv. The entering into of contracts and guaranties; incurring of liabilities; borrowing money, issuance of notes, bonds, and other obligations; and the securing of any of its obligations by mortgage or pledge of any Company Property or income;

xv. The lending of money, investment and reinvestment of the Company's funds, and receipt and holding of Property as security for repayment, including, without limitation, the loaning of money to the Member(s), officers, employees, and agents of the Company;

xvi.   The payment of pensions and the establishment of pension plans, pension trusts, profit sharing plans, and other benefit and incentive plans for all or any of the current or future Member(s), employees, and agents of the Company;

xvii.   The making of donations to the public welfare or for religious, charitable, scientific, literary, or educational purposes;

xviii.   The purchase of insurance on the life of any of the Member(s), or employees of the Company for the benefit of the Company;

xix.   The participation in partnership agreements, joint ventures, or other associations of any kind with any Person or Persons;

xx.   The indemnification of a Member(s) or any other Person;

xxi.   The doing and performance of all other acts as may be necessary or appropriate to carry out the Company's business activities.

xxii.   All decisions involving significant capital contributions, such as applications for lines of credit, or the sale of the Company, shall require the unanimous vote of the Member(s); and

xxiii.   Member(s) must execute all commercial leases, licensing agreements and lines of credit on behalf of the company.

6.2   <u>Liability of Member(s) and Member(s)</u>. The Member(s) shall not be liable for the debts, liabilities, or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Applicable Laws shall not be grounds for imposing personal liability on the Member(s) for any debts, liabilities, or obligations of the Company.

6.3   <u>Indemnification</u>. To the fullest extent permitted by Applicable Law, the Company shall indemnify, defend, and hold harmless the Member(s), its affiliates, and their respective agents, employees, directors, officers, representatives, successors, and assigns (collectively, the 'Indemnitees'), from and against any and all claims, damages, losses, costs, liabilities, and expenses, including but not limited to reasonable attorneys' fees, arising out of, resulting from, related to, or caused by, in whole or in part, the Indemnitee's breach of their obligations pursuant to this Agreement.

The Member(s) may similarly indemnify all other employees and agents of the Company for all costs, losses, liabilities, and damages incurred by such agents or employees in connection with the business of the Company or their role as agents or employees, as provided or permitted by the Applicable Laws of the State.

6.4   <u>Duty of Loyalty</u>. No Member(s) shall engage, directly or indirectly, in any business, venture, or transaction, that competes directly with the business of the Company or that would create a direct conflict of interest with the Company. This duty of loyalty will not extend to any businesses owned or operated, or existing services provided, which were in place prior to the execution of this Agreement, nor does it prohibit any Member(s) from providing support services to clients obtained independently of the Company's efforts or purposes.   Any actual conflicts of interest, except those explicitly mentioned above, shall constitute grounds for the involuntary withdrawal of the Member(s) from the Company. In the event of a conflict involving the Member(s)'s separate business interests (for example, a dispute over available commercial space), the Member(s) hereby agree that the business interests of the Company shall prevail over the interests of their respective separate business interests.

6.5   <u>Compensation of Member(s) and Member(s)</u>. The Member(s) shall be reimbursed for all reasonable expenses incurred on behalf of the Company. Additionally, the Member(s)shall be entitled to reasonable compensation, the amount of which shall be determined from time to time by the unanimous consent of the Member(s).

6.6   <u>Standard of Care of Member(s) and Member(s)</u>. The duty of care of each Member(s)in the discharge of their duties to the Company shall be limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of Applicable Law. In fulfilling these duties, the Member(s) shall be fully protected in relying in good faith on the records required to be maintained under Article IV and of this Operating Agreement, and on information, opinions, reports, or statements provided by any agent of the Company or by any other person whom the Member(s) reasonably believes to be reliable and competent in their professional or expert capacity. This includes information, opinions, reports, or statements concerning the value and amount of the Company's assets, liabilities, profits, or losses of the Company or any other facts pertinent to the existence and amount of assets available for distribution to the Member(s)..

VII. CONTRIBUTIONS

7.1   <u>Initial Capital Contributions</u>. The Member(s)' initial contribution will consist of each equally sharing the costs of development, maintenance, infrastructure, and employees. No interest shall accrue on any Contribution and the Member(s) shall not have the right to withdraw or be repaid any Contribution except as provided in this Operating Agreement.

7.2   <u>Additional Capital Contributions</u>. Additional Capital Contributions may be required from time to time, according to the requirements of the Company, as determined by the unanimous vote of the Member(s). No Member(s) will be required to make additional Capital Contributions. If additional capital is required and a Member(s) is unwilling or unable to make such a Capital Contribution within a reasonable period as required by business obligations, then the remaining Member(s) may contribute in proportion to their existing Capital Contributions to resolve the amount in default. Following such additional Capital Contribution, the allocation of Company profits or losses among Member(s) may be adjusted to reflect the aggregate change in Capital Contributions. Any Member(s) may choose to borrow money to fulfill their additional Capital Contribution; however, under no circumstances shall a Member obligate the Company or another Member to satisfy such a loan.

VIII. DISTRIBUTIONS

8.1   The Member(s) will receive a profit distribution in proportion to their ownership interest in the Company.

IX. TAXES

9.1   <u>Elections</u>. Only the Member(s) may make any tax elections for the Company allowed under the Internal Revenue Code of 1986 as amended from time to time or the tax laws of any state or other jurisdiction having taxing jurisdiction over the Company.

9.2   <u>Method of Accounting</u>. The records of the Company shall be maintained with the same method of accounting as that of the Member(s) (i.e., cash basis and a fiscal year ending December 31).

X. DISPOSITION OF MEMBER(S) INTEREST AND ADMISSION OF ASSIGNEES AND ADDITIONAL MEMBER(S)

10.1 <u>Disposition</u>. A Member(s)'s Interest is not fully transferable but rather is subject to a right of first refusal by the remaining Member(s) of the Company. The valuation of the ownership interest shall be based upon the fair market value of the Company's assets (less all liabilities) in accordance with generally accepted accounting principles. An appraisal will be requested from an independent accounting firm selected by the Member(s). No allowance will be made for goodwill, trade name, patents, or other intangible assets, except those intangible assets reflected on the Company's financial records immediately prior to the appraisal. The results of the appraisal are binding upon all Member(s). The remaining Member(s) will have a period of ninety days to purchase the withdrawing Member(s)'s ownership interest or to dissolve the Company. The purpose of this provision is to ensure the survival of the Company despite the withdrawal of a Member(s). Any transfer of a Member(s)'s Interest is subject to the unanimous approval or consent of the remaining Member(s) of the Company. Upon the transfer of a Member(s)'s entire Member(s)'s Interest (other than a temporary transfer or transfer as a pledge or security interest) the Member(s) shall cease to be a Member(s) and shall have no further rights or obligations under this agreement, except that the Member(s) shall have the right to such information as may be necessary for the computation of the Member(s)'s tax liability.

10.2 <u>Admission of Additional Member(s)</u>. The Member(s) may admit Additional Member(s) and determine the Capital Contributions of such Additional Member(s), provided the Member(s) unanimously consent to the admission.

10.3 <u>Estate Planning Transfers</u>. The Member(s) has/have the right to make estate planning transfers of all or any part of his or her Ownership Interest in the Company. The term "estate planning transfer" will mean any transfer made during the life of the Member(s) without value, or for less than full consideration, by way of a marital partition agreement and/or a transfer of all or any part of an Ownership Interest to a corporation or other business entity wholly-owned by a Shareholder and/or a transfer of all or any part of an Ownership Interest to a trust whose beneficiary or beneficiaries are the Shareholder and/or the spouse of a Shareholder, and/or the descendants of a Shareholder, and/or one or more beneficiaries qualified to receive a charitable gift under Section 170(c) of the Internal Revenue Code. The Operating Agreement will bind the transferee of any estate planning transfer to the exact terms and conditions of this Operating Agreement. The Company will not be required to recognize the interest of any transferee who acquires an interest as the result of an unauthorized transfer of ownership. In this case upon the death of a Member(s) the entire Company interest will go to the surviving Member(s). If the

Member(s) dies/die simultaneously or upon the death of the surviving Member(s) the entire business interest shall be transferred to the [Insert Trust Name] Living Trust dated [insert date].

10.4 Transfer upon Termination of Marital Relationship. The interest in the Company of each Person (I) who was married to a Member(s) and who acquired his or her interest in the Company as a result of a divorce, marital dissolution or agreement relating thereto, or pursuant to, a partition or similar agreement, or (ii) who acquired his, her or its interest in the Company as a beneficiary or distribute of the assets of any deceased Person (whether pursuant to a Will, intestate succession or otherwise) who was married to a Member(s) (a Deceased Spouse) and who was not already a Member(s) immediately prior to such distribution or bequest, is subject to an option to purchase (the Marital Option) in favor of the Member(s) from whom the interest was acquired with respect to any acquisition further described in the preceding clause (I) hereof, or in favor of the Member(s) who was married to the Deceased Spouse immediately prior to the death of the Deceased Spouse with respect to any acquisition further described in the preceding clause (ii) hereof (either the Continuing Member(s)). Upon the exercise of a Marital Option, the Person who owns the Company interest subject to the Marital Option (the Spouse Member(s) must sell the Company interest at the price and on the other terms and conditions agreed upon by the Spouse Member(s) and the Continuing Member(s). The Spouse Member(s) must exercise his/her Marital Option within 60 calendar days after a Court enters the Parties' Decree of Divorce, or the Option will expire. The company will use all efforts to assist Spouse Member(s) in this purchase and may upon its unanimous discretion extend the option period.

XI. DISSOLUTION AND WINDING UP

11.1 Liquidating Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of any of the following ("Liquidating Events"):

   i.   The vote by all the Member(s) to dissolve, wind up, and liquidate the Company; or The happening of any other event that makes it unlawful, impossible, or impractical to carry on the business of the Company; or

   ii. There is a Deadlock in any decision of the Member(s); or

   iii. All or substantially all the assets of the Company are disposed of; or

   iv. The Company ceases to conduct its business in furtherance of the purposes for which it was formed as set forth in Section 3.

The Member(s) hereby agree that, notwithstanding any provision of the Act, the Company shall not dissolve prior to the occurrence of a Liquidating Event. If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event, the Member(s) hereby agree to continue the business of the Company without a winding up or liquidation.

11.2 Winding Up. Upon the occurrence of a Liquidating Event, the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Member(s) shall not take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Member(s) shall be responsible for overseeing the winding up and dissolution of the Company, shall take full account of the Company's liabilities and property, shall cause the property to be liquidated as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefore, to be applied and distributed in the following order:

      i.   First, to the payment and discharge of all the Company's debts and liabilities to creditors other than the Member(s);

      ii.   Second, to the payment and discharge of all the Company's debts and liabilities to the Member(s); and

      iii.   The balance, if any, to the Member(s), in proportion to their positive Capital Account balances.

The Member(s) shall not receive any additional compensation for any services performed pursuant to this Article 11. Each Member(s) understands and agrees that by accepting the provisions of this Section 11.2 setting forth the priority of the distribution of the assets of the Company to be made upon its liquidation, such Member(s) expressly waives any right which he or she, as a creditor of the Company might otherwise have under the Act to receive distributions of assets Pari Passu with the other creditors of the Member(s) in connection with the distribution of assets of the Company in satisfaction of any liability of the Company, and hereby subordinates to said creditors any such right.

11.3 Rights of Member(s). Except as otherwise provided in this Operating Agreement, (a) each Member(s) shall look solely to the assets of the Company for the return of his/her/its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Company, and (b) no Member(s) shall have priority over any other Member(s) as to the return of its Capital Contributions, distributions, or allocations.

XII. AMENDMENT

12.1 This Operating Agreement may be amended or modified from time to time only by a written instrument adopted by all the Member(s) and the Company and executed by all the Member(s) and the Company.

XIII. CONFIDENTIALITY

13.1 It is understood and agreed that the parties to this Agreement would each like to provide the other with certain information that may be considered confidential. To ensure the protection of such information and in consideration of the agreement to exchange said information, the parties agree as follows:

13.2 The confidential information to be disclosed under this Agreement (" Confidential Information") can be described as and includes:

Business information relating to projects, properties, clients, partners, funding sources, project sources, investors, proprietary ideas, trade secrets, existing and/or contemplated projects, properties, services, costs, profit and margin information, finances and financial projections, customers, clients, marketing, and current or future business plans and models, regardless of whether such information is designated as "Confidential Information" at the time of its disclosure.

13.3   The parties shall use the Confidential Information only for evaluating potential business and/or investment relationships.

13.4   The parties shall limit disclosure of Confidential Information within its own organization to its directors, officers, partners, Member(s) and/or employees having a need to know and shall not disclose Confidential Information to any third party (whether an individual, corporation, or other entity) without prior written consent. The parties shall satisfy its obligations under this paragraph if it takes affirmative measures to ensure compliance with these confidentiality obligations by its employees, agents, consultants, and others who are permitted access to or use of the Confidential Information.

13.5   This Agreement imposes no obligation upon the parties with respect to any Confidential Information (a) that was possessed before receipt; (b) is or becomes a matter of public knowledge through no fault of receiving party; (c) is rightfully received from a third party not owing a duty of confidentiality; (d) is disclosed without a duty of confidentiality to a third party by, or with the authorization of the disclosing party; or (e) is independently developed.

13.6   The parties warrant that they have the right to make the disclosures under this Agreement.

13.7   This Agreement shall not be construed as creating, conveying, transferring, granting, or conferring upon either party any rights, license, or authority in or to the information exchanged, except the limited right to use Confidential Information specified in paragraph 2. Furthermore, and specifically, no license or conveyance of any intellectual property rights is granted or implied by this Agreement.

13.8   If there is a breach or threatened breach of any provision of this Agreement, it is agreed and understood that the non-breaching party shall have no adequate remedy in money or other damages and accordingly shall be entitled to injunctive relief; provided however, no specification in this Agreement of any remedy shall be construed as a waiver or prohibition of any other remedies in the event of a breach or threatened breach of this Agreement.

13.9   This Agreement states the entire agreement between the parties concerning the disclosure of Confidential Information and supersedes any prior agreements, understandings, or representations with respect thereto. Any addition or modification to this Agreement must be made in writing and signed by authorized representatives of both parties. This Agreement is made under and shall be construed according to the Applicable Laws of the state. If this agreement is breached, all disputes must be settled in a court of competent jurisdiction in such a state.

13.10   If any of the provisions of this Agreement are found to be unenforceable, the remainder shall be enforced as fully as possible, and the unenforceable provision(s) shall be deemed modified to the limited extent required to permit enforcement of the Agreement.

XIV. NON-CIRCUMVENTION / NON-COMPETE

14.1   The Member(s) agree that during their tenure as Member(s) or Principals, and for a period of two (2) years following the date of this Agreement attempt to abscond with Company business, clients, and/or employees. This provision further prohibits them from diverting Company assets, referrals, and/or business from the Company in any geographic areas the company competes.

XV. MISCELLANEOUS PROVISIONS

15.1   Notices. All notices or other communications required or permitted to be given pursuant to this Operating Agreement shall be in writing and shall be considered properly given if mailed within the United States by certified mail return receipt requested, postage prepaid, to the Member(s) at the addresses set forth beneath their signatures, or if personally delivered to them.

15.2   Any Member(s) may change his/her address by giving written notice of the change to the Company and the other Member(s). Any notices given prior to the notice of change of address shall not be affected by the notice of change.

15.3   Attorneys' Fees. In any judicial action or proceeding among the parties to enforce any of the provisions of this Operating Agreement or any right of any party hereto, regardless of whether such action or proceedings is prosecuted to judgment and in addition to any other remedy, the unsuccessful party shall pay to the successful party all costs and expenses, including reasonable attorneys' fees, incurred therein by the successful party.

15.4   Entire Operating Agreement. This Operating Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements among the parties with respect thereto.

15.5   Captions. Any titles or captions or sections contained in this Operating Agreement are for convenience or reference only and shall not be deemed part of the context of this Operating Agreement.

15.6   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification of the person or persons, entity, or entities, may require.

15.7   Governing Law. This Operating Agreement shall be enforced, governed by, and construed in accordance with the Applicable Laws of the state.

15.8   Severability. If any provision of this Operating Agreement is declared void or unenforceable by any judicial or administrative authority, the remaining provisions of this Agreement shall not be nullified but will remain in full force and effect.

15.9   Further Documents. Each of the Member(s) shall execute such further documents and take such further actions as may be reasonably necessary or desirable to accomplish any transaction intended or authorized by this Operating Agreement.

15.10   Member(s) Non-waiver of Rights and Breaches. No failure or delay of a Member(s) in the exercise or any rights given to such Member(s) hereunder or by Applicable Law shall constitute a waiver thereof, nor shall any single or partial exercise of any such right preclude other further exercise thereof or of any other right. The waiver by a Member(s) of any breach of any provision hereof shall not be deemed to be a waiver of any subsequent breach thereof, or of any breach of any other provision hereof.

15.11   No Agency. Nothing contained herein shall be construed to constitute or make any Member(s) the partner of any other Member(s) or the agent of any other Member(s).

15.12   Parties Bound. This Operating Agreement shall bind and inure to the benefit of the Member(s) and their several successors in interest in whatever capacity.

15.13   Duplicate Originals. This Operating Agreement may be executed in several copies; and upon execution by each party hereto, they shall be treated as duplicate originals hereof.

15.14   Counterpart Execution. This Operating Agreement may be executed in any number of counterparts with the same effect as if all the Member(s) had signed the same document. All counterparts shall be construed together and shall constitute one Operating Agreement.

15.15   Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Operating Agreement and referred to herein is hereby incorporated in this Operating Agreement by reference.

15.16   Waiver of Action for Partition. Each of the Member(s) irrevocably waives any right that he may have to maintain any action for partition with respect to any of the Company's property.

15.17   Unanimous Consent. The Member(s) must unanimously agree to any decision made by the company.

IN WITNESS WHEREOF, the Member(s) has/have executed this Operating Agreement as of the Effective Date set forth above.

Signed by:

Stacy Olinger
1A99F42356BA405...
_____

THE MSDO TRUST, Member

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____, by and between Pathstones Capital, LLC a Wyoming Limited Liability Company (the "Company"), and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Investment.

    1.1. In General. Subject to the other terms and conditions of this Agreement, Investor shall invest and Company agrees to accept the capital fund investment amount of $_____. ("Investment"). In exchange for the Investment, the Company shall be granted an entitlement of twenty percent (20%) in the form of interest for the duration of a subsequent and consecutive sixty (60) months commencing from the Effective Date of this Agreement.

    1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your promissory notes, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

This is not a purchase of membership interest and as such, you will not receive any certificates representing any transfers of interest in the Company.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in entering into this Agreement and making this Investment, not on behalf of anyone else.

4.8. **Investment Purpose.** This is not a purchase of interest in the Company but rather an Investment in exchange for payment with an interest upon the completion and sale of the Project.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** If applicable, you understand that your securities may not be transferrable and that securities laws also limit transfer. Investor agrees that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. Without limiting the foregoing, Investor agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.

4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from investing under this Agreement.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this does not mean we will be successful with your Investment.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such

Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. Confidentiality.

The information on the Site, including the information in this Agreement and if applicable, the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit.

6. Inaccurate or Fraudulent Information; CF SPV.

6.1 If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate or fraudulent information or have otherwise violated your obligations set forth herein, we may (but shall not be required to) modify the payment amount to the original investment amount WITHOUT inclusion of the interest.

6.2 In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Operating Agreement.

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Wyoming unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at pathstonescapital@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: Pathstones Capital, LLC

MANAGER:
Pathstones Capital, LLC

(Sign) _____
Stacy Olinger
CEO

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Operating Agreement and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

[Name of Entity Purchaser], a [state of organization] [type of entity]

By: _____, its _____

[title of representative of Purchaser]

Investor Signature

ACCEPTED: Pathstones Capital, LLC

MANAGER:

Pathstones Capital, LLC

(Sign) _____

Stacy Olinger

CEO

Acceptance Date: _____

Exhibit E   Form of Note


NON-NEGOTIABLE PROMISSORY NOTE

Pathstones Capital, LLC

Non-Negotiable Promissory Note


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 2025, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		**Principal Amount**	$_____

FOR VALUE RECEIVED, Pathstones Capital, LLC (the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

        IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

                        Pathstones Capital, LLC

                        By _____
                        Stacy Olinger
                        CEO

Exhibit F   Note Indenture


NOTE INDENTURE

Pathstones Capital, LLC

Note indenture


This Note Indenture is entered into by Pathstones Capital, LLC, a Wyoming Limited Liability Company (the "Company"), and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").


Background


The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on July 9, 2025 (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.52

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The

Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. **Limitation on Distributions.**

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. **Payments Required.**

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on December 31, 2031 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate twenty percent (20%) per year. Principal payments will be calculated over an 60-month amortization period. Interest will accrue the first year and be added to the principal balance owed. Principal and interest payments are expected to be paid back as a final balloon payment to each investor upon the sale of the property. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (10%) per year until paid. **See Exhibit G: Amortization Schedule attached.**

5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. Payment and Withholding.

6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. **Transfers.**

7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture.**

8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous.**

10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to pathstonescapital@gmail.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Pathstones Capital, LLC

By _____
Stacy Olinger
CEO

Exhibit G   Amortization Schedule

No.	Due Date	Payment Due	Interest	Principal	Balance
1	12/31/2026	$127,538.05	$48,750.00	$78,788.05	$1,921,211.95
2	03/31/2027	$127,538.05	$46,829.54	$80,708.51	$1,840,503.44
3	06/30/2027	$127,538.05	$44,862.27	$82,675.78	$1,757,827.66
4	09/30/2027	$127,538.05	$42,847.05	$84,691.00	$1,673,136.66
5	12/31/2027	$127,538.05	$40,782.71	$86,755.35	$1,586,381.31
6	03/31/2028	$127,538.05	$38,668.04	$88,870.01	$1,497,511.31
7	06/30/2028	$127,538.05	$36,501.84	$91,036.21	$1,406,475.09
8	09/30/2028	$127,538.05	$34,282.83	$93,255.22	$1,313,219.87
9	12/31/2028	$127,538.05	$32,009.73	$95,528.32	$1,217,691.55
10	03/31/2029	$127,538.05	$29,681.23	$97,856.82	$1,119,834.74
11	06/30/2029	$127,538.05	$27,295.97	$100,242.08	$1,019,592.66
12	09/30/2029	$127,538.05	$24,852.57	$102,685.48	$916,907.18
13	12/31/2029	$127,538.05	$22,349.61	$105,188.44	$811,718.74
14	03/31/2030	$127,538.05	$19,785.64	$107,752.41	$703,966.33
15	06/30/2030	$127,538.05	$17,159.18	$110,378.87	$593,587.46
16	09/30/2030	$127,538.05	$14,468.69	$113,069.36	$480,518.10
17	12/31/2030	$127,538.05	$11,712.63	$115,825.42	$364,692.68
18	03/31/2031	$127,538.05	$8,889.38	$118,648.67	$246,044.01
19	06/30/2031	$127,538.05	$5,997.32	$121,540.73	$124,503.28
20	09/30/2031	$127,538.05	$3,034.77	$124,503.28	$0.00

Exhibit H **Pitch Deck**


Pathstone Capital
INVESTING
RAW LAND
Presented by : Stacy Olinger
www.AmericanDirt.us


Pathstone Capital
LAND IS
1
STABLE
2
TANGIBLE ASSET
3
NOT
SHINY
OBJECT
4
6% PER YEAR









AMERICAN DIRT PROPERTIES

We make land ownership easy and affordable for everyone with our owner financing.





Pathstone Capital

We acquire raw land for pennies on the dollar.

We market and sell the land to retail buyers and offer owner financing.

RINSE & REPEAT



Pathstone Capital

THERE'S A PIG FOR EVERY BARN

1 RECREATION

2 I NEED A PLACE TO LIVE...TODAY SAFETY

3 DREAM BARNDO

4 INVESTMENT



Pathstone Capital

OUR PROPERTIES

We go after the properties with the least amount of zoning and most amount of freedom.







Pathstone Capital

THE LAND MARKET IS THE WILD WILD WEST



The traditional real estate market is "efficient" and systemetized.

Raw land is an "inefficient" market.



Pathstone Capital

VISION

Our vision is to provide an affordable solution to those affected by high rent and government overreach. We aim to take the power away from Globalists one acre at a time and bring ownership back to We The People.





- Participate and give to grassroots organizations already in the political fight.
- Teach and help others to create passive income and preserve wealth so they can homeschool, homestead, run for office, and more.

MISSION



Pathstone Capital

LAND IS A TANGIBLE ASSET



MARK TWAIN

"Buy land, they're not making it anymore."



GONE WITH THE WIND

"The land is the only thing in the world worth working for, worth fighting for, worth dying for, because it's the only thing that lasts."



Pathstone Capital

MONTHLY ZOOM MEETING

📍 Stacy Olinger

📞 520-333-7570

✉ pathstonescapital@gmail.com

www.AmericanDirt.us

"The Greatest Investment on Earth is Earth."



Exhibit I   **Bad Actor Checks**

North Capital Private Securities: Bad Actor Check



Name of covered person: Stacy Olinger

Date: June 13, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Stacy Olinger** is likely: **NOT DISQUALIFIED**	**!**
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders

Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act.

Details: No information indicating a SEC cease-and-desist order was found.

Self-Regulatory Organization Orders

Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade.

Details: No information indicating a self-regulatory organization order was found.

SEC Stop Orders

Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption.

Details: No information indicating a SEC stop order was found.

USPO Orders

United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Details: No information indicating a USPO order was found.

Other Information

Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering.

Details: Other derogatory other information was found. See Exhibit A for more information.

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

A record search on Stacy Olinger uncovered the following:



Offenses	
Offense 1	
Case Filing Date	02/24/1999
Court Case Number	L0812876
Court Offense	UNDERAGE POSS ALCO MIN
Court Statute	112 40
Court Disposition	FINDING OF GUILTY
Court Disposition Date	05/14/1999

A Pima AZ record search on Stacy Olinger uncovered the following:

- ***LINDSAY SADDLER VS. STACY OLINGER***, Case Number: C20215442, filed on 11/16/2021. A stipulation of dismissal was filed.

For more information on this case please search for Stacy Olinger at the following record search: https://www.cosc.pima.gov/home.asp?Include=pages/record_search.htm

Exhibit J   Other Disclosures

NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT
Pathstones Capital LLC – Investor Confidentiality Agreement

This Non-Disclosure and Confidentiality Agreement ("Agreement") is made and entered into as of
_____ (the "Effective Date"), by and between Pathstones Capital LLC, a Wyoming
limited liability company ("Company"), and _____ ("Investor") (collectively,
the "Parties").

WHEREAS, Investor has invested or is evaluating an investment in the Company's raw land
investment portfolio;
WHEREAS, the Company will provide Investor with certain non-public, proprietary, and confidential
business information;

NOW, THEREFORE, in consideration of the mutual covenants herein and for other good and valuable
consideration, the Parties agree as follows:

1. Definition of Confidential Information

"Confidential Information" means any non-public information disclosed by the Company to Investor,
whether oral, written, electronic, or visual, including but not limited to:

- Acquisition Strategy: Target counties, market criteria, property sourcing methods
- Pricing Models: Offer formulas, profit projections, and margin strategies
- Market Intelligence: County-specific insights, competitive analysis
- Deal Pipeline: Properties under contract, acquisition timing, disposition schedules
- Financial Data: Revenue, cost structures, margins, and performance metrics
- Operations: Workflow processes, due diligence protocols, CRM systems
- Portfolio Information: Specific properties, payment structures, buyer demographics
- Relationships: Vendors, contractors, advisors, marketing partners
- Technology: Software tools, lead generation systems, proprietary databases
- Strategic Planning: Expansion markets, growth models, and business development plans

2. Confidentiality Obligations

Investor agrees to:
(a) Maintain the confidentiality of all Confidential Information using no less than reasonable care;
(b) Use Confidential Information solely for evaluating and monitoring an investment in the Company;
(c) Not disclose Confidential Information to any third party without prior written consent, except to
attorneys, accountants, and family members who have a legitimate need to know and agree to be
bound by confidentiality obligations;
(d) Take reasonable steps to prevent unauthorized use, dissemination, or disclosure.

3. Restrictions on Disclosure and Use

Investor agrees not to, without express written authorization:
- Disclose or discuss the Company's acquisition markets, pricing strategy, or pipeline;
- Share financial performance data or business methods;
- Reveal specific property details, operational processes, or internal systems;

- Use Confidential Information to compete with or replicate the Company's business;
- Contact, solicit, or interfere with any Company clients, sellers, buyers, vendors, or partners.

4. Non-Compete and Non-Circumvention

Investor agrees:

(a) Non-Compete: During the term of this Agreement, and for a period of two (2) years thereafter, Investor shall not directly or indirectly engage in raw land acquisition, owner-financing, or resale in the specific counties and markets currently or prospectively targeted by the Company.

(b) Non-Circumvention: Investor shall not contact or attempt to transact with any sellers, buyers, vendors, or contractors introduced by the Company except through the Company or with the Company's prior written approval.

(c) Non-Interference: Investor shall not solicit, induce, or attempt to divert any business relationship or opportunity from the Company.

5. Exclusions from Confidentiality

Confidential Information does not include information that:
- Is or becomes public through no breach of this Agreement;
- Was known to Investor prior to disclosure, without breach of any obligation;
- Is independently developed by Investor without reference to the Company's information;
- Is required to be disclosed by law or court order, provided Investor gives prompt notice and cooperates with efforts to limit such disclosure.

6. Return or Destruction of Materials

Upon written request by the Company or termination of the investment relationship, Investor shall promptly return or destroy all Confidential Information and any copies thereof in any form.

7. Remedies

Investor acknowledges that any breach of this Agreement will cause irreparable harm to the Company for which monetary damages may be inadequate. The Company shall be entitled to:
- Immediate injunctive relief without the necessity of posting bond;
- Recovery of damages, including disgorgement of profits;
- Reimbursement of attorney's fees and court costs;
- Any other legal or equitable remedies available.

8. Term

This Agreement shall remain in effect for five (5) years from the Effective Date, or two (2) years after termination of the Investor's relationship with the Company, whichever is longer.

9. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Wyoming, without regard to conflict-of-law principles.

10. Dispute Resolution

Any dispute arising under this Agreement shall be resolved by binding arbitration in Laramie County, Wyoming, under the rules of the American Arbitration Association. Each party shall bear its own costs unless otherwise determined by the arbitrator.

11. Miscellaneous

(a) Entire Agreement: This document constitutes the entire agreement between the Parties regarding confidentiality.

(b) Amendments: Any modification must be in writing and signed by both Parties.

(c) Severability: If any provision is found invalid, the remainder shall remain enforceable.

(d) Assignment: Investor may not assign this Agreement without prior written consent.

SIGNATURES:

PATHSTONES CAPITAL LLC

By: _____

Name: Stacy Olinger

Title: Managing Member

Date: _____

INVESTOR

Print Name: _____

Signature: _____

Date: _____

Optional: Witness or Notary
(Include if required by jurisdiction)